SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

Notification of Late Filing

HUIFENG BIO-PHARMACEUTICAL TECHNOLOGY, INC.

Commission File Number 000-32253
 (Check one)

☐ Form 10-K	☐ Form 10-KSB	☐ Form 11-K	☐ Form 20-F

☒ Form 10-Q	☐ Form 10-QSB	☐ Form N-SAR	☐ Form N-CSR

For the period ended:  March 31, 2009

☐ Transition Report on Form 10-K and Form 10-KSB

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q and Form 10-QSB

☐ Transition Report on Form N-SAR

       For the transition period ended: ______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of Registrant	HUIFENG BIO-PHARMACEUTICAL TECHNOLOGY, INC.

Former name, if applicable

16B/F Ruixin Road Bldg. No. 25 Gaoxin Road Xi An 710075 Shaanxi Province, China

Address of principal executive office

PART II

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB,or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

Certain financial and other information necessary for an accurate and full completion of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 could not be provided within the prescribed time period without unreasonable effort or expense.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Jing’an Wang	86	29 8824 6358
Name	Area code	Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed.
Yes ☒    No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.   Yes ☐    No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

HUIFENG BIO-PHARMACEUTICAL TECHNOLOGY, INC.
______________________________________________
Name of Registrant as Specified in its Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2009	By:	/s/ Jing’an Wang
Jing’an Wang
Chief Executive Officer